[LETTERHEAD OF BALLARD SPAHR ANDREWS & INGERSOLL, LLP]

April 30, 2007

Via EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:                               Penn National Gaming, Inc. — Definitive Proxy Statement Filing

Ladies and Gentlemen:

On behalf of Penn National Gaming, Inc. (the “Company”), we transmit for filing via EDGAR pursuant to Section 14(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Company’s Definitive Proxy Statement for its Annual Meeting of Shareholders to be held on June 6, 2007.

The Definitive Proxy Statement submits proposals to the Company’s shareholders seeking approval of the Company’s 2007 Employees Long Term Incentive Compensation Plan (the “2007 LTIP”) and the Company’s 2007 Long Term Incentive Compensation Plan for Non-Employee Directors (the “2007 Directors’ Plan” and, together with the 2007 LTIP, the “Plans”).  The Company hereby informs the Commission, pursuant to the requirements of Rule 14a-101, Item 10, promulgated pursuant to the Exchange Act, that it intends to register on a Form S-8 Registration Statement the shares of common stock available for stock option, restricted stock and other awards under the Long 2007 LTIP and the shares of common stock available for stock option awards under the 2007 Directors’ Plan pursuant to the Securities Act of 1933, as amended, within ninety (90) days following the date upon which the Company’s shareholders approve the Plans.

Please direct any communications regarding this filing to Justin P. Klein at (215) 864-8606 or to me at (215) 864-8528.

Sincerely,

/s/ Todd J. Russo

Todd J. Russo